Filed by Community Bankers Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: TransCommunity Financial Corporation
Commission File No.: 333-148675

The following is a press release that was issued by TransCommunity Financial Corporation on April 2, 2008.
For Immediate Release
Wednesday, April 2, 2008
TransCommunity Financial Corporation
Bruce B. Nolte, President
Glen Allen, Virginia
(804) 934-9999
TransCommunity Financial Corporation
Announces New Special Meeting Date
GLEN ALLEN, VA. — TransCommunity Financial Corporation (OTCBB: TCYF) (“TransCommunity”) announced today the rescheduling of its special meeting of its shareholders to vote on TransCommunity’s proposed merger with Community Bankers Acquisition Corp. (“Community Bankers”) and other matters. The special meeting will take place on Monday, April 28, 2008, at 10:00 a.m. EDT. The special meeting will be held at The Place at Innsbrook, 4036-C Cox Road, Glen Allen, Virginia 23060. Shareholders of record as of the close of business on March 25, 2008, will be entitled to vote at the special meeting.
Additional Information about the Merger and Where to Find It
In connection with the proposed merger, Community Bankers has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Community Bankers common stock to be issued to the shareholders of TransCommunity upon consummation of the merger. Community Bankers has also filed with the SEC the joint proxy statement/prospectus, which has been sent to the shareholders of TransCommunity.
WE URGE YOU TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRANSCOMMUNITY, COMMUNITY BANKERS AND THE PROPOSED MERGER. You may obtain free copies of these documents through the SEC website at http://www.sec.gov, by directing a request by telephone or mail to: TransCommunity Financial Corporation, 4235 Innslake Drive, Glen Allen, Virginia 23060, Attention: Investor Relations (telephone: (804) 934-9999), or accessing TransCommunity’s website at http://www.TCFCorp.com under “Investor Relations.” Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to: Community Bankers Acquisition Corp., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Investor Relations (telephone: (703) 759-0751). The information on TransCommunity’s website is not, and shall not be deemed to be, a part of this notice or incorporated in filings either TransCommunity or Community Bankers makes with the SEC.
Caution Regarding Forward-Looking Statements
Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. TransCommunity and Community Bankers intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, are inherently uncertain. Factors which could have a material effect on the operations and future prospects of each of TransCommunity and Community Bankers and the resulting company, include but are not limited to: (1) the businesses of TransCommunity and/or Community Bankers may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in TransCommunity’s market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by TransCommunity or Community Bankers with the SEC. TransCommunity and Community Bankers undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.
This release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.
Source: TransCommunity Financial Corporation